U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations
     may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

Kreisler   Kevin   E
-----------------------   -----------------   -----------------
(Last)   (First)   (Middle)

PO BOX 1134

(Street)

Sparta   NJ   07871
-----------------------   -----------------   -----------------
(City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

            KBF POLLUTION MANAGEMENT INC. - KBFP

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Year

                            2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] Director   [ ] 10% Owner
   [X] Officer (give title below)   [_] Other (specify below)

   PRESIDENT

7. Individual or Joint/Group Filing
   (Check applicable line)

   [X] Form filed by one Reporting Person
   [_] Form filed by more than one Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
Common Stock						**13,943,315**	D	
Common Stock	7/1/02		850,000	A		14,793,315	D	
Common Stock	7/1/02		700,000	D		14,093,315	D	

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

(Form 5-07/98)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exercisable and Expiration Date (Month/Day/Year) Date Exercisable	Expiration Date	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title	Amount or Number of Shares	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock Options	0.0715	7/1/02		1,245,674 A			Common			1,641,348	D	
Common Stock Options	0.0715	7/1/02		850,000 D			Common			791,348	D	

Explanation of Responses:
Derivative securities exercised pursuant to terms and conditions of the Company's Option Note Exercise Plan and retired.

Kevin Kreisler
----------------------------------   ----------------------------------
  **Signature of Reporting Person   Date
                                                                    7/2/02

**   Intentional misstatements or omissions of facts constitute Federal Criminal
      Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.